SUSAN K. SHAPIRO 617.345.3310 SSHAPIRO@BURNSLEV.COM

February 16, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Allied Nevada Gold Corp.
Registration Statement on Form 10
Filed January 12, 2007
File No. 001-33119

Ladies and Gentlemen:

On behalf of our client, Allied Nevada Gold Corp. (the “Company”), we set forth below the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated February 2, 2007 from H. Roger Schwall, with respect to the Company’s Registration Statement on Form 10, File No. 001-33119, filed on January 12, 2007 (the “Form 10”). On the date hereof, the Company has filed Amendment No. 1 to the Form 10 (“Amendment No. 1”) incorporating the revisions described herein. For your convenience, each response follows the sequentially numbered Comment copied from your letter of February 2, 2007. Three copies of Amendment No. 1, marked to show changes from the Form 10, are being delivered to Ms. Mellissa Campbell Duru. (Please note that capitalized terms not otherwise defined in this letter have the meanings assigned to them in Amendment No. 1.)

General

Comment (1):

We note from your response that you intend to file additional exhibits with your next amendment. Please be advised that we will review such exhibits at the time they are filed. To expedite and facilitate our review, please file all such exhibits as soon as practicable and ensure that the material provisions of the agreements filed are properly summarized in the registration statement.

Response (1):

The Company confirms that the additional exhibits referenced in its prior response have been filed with Amendment No. 1 and the material provisions of the agreements filed are properly summarized therein. Please see Exhibits 10.4 (non-competition agreement between the Company and Carl Pescio), 10.5 (professional service agreement between the Company and Carl Pescio), 10.6 (form of Special Stock Option Plan), 10.7 (form of Stock Option Plan) and 10.8 (form of indemnification agreement) and related disclosure on pages 14, 66-68 and 70 (as to Exhibits 10.4 and 10.5), page 67 (as to Exhibit 10.6), pages 67-68 (as to Exhibit 10.7) and page 82 (as to Exhibit 10.8). As well, Exhibit 21 (list of subsidiaries) has been included with the filing.

U.S. Securities and Exchange Commission

February 16, 2007

Comment (2):

Please update your financial statements as may be appropriate.

Response (2):

The Company advises the Staff that Amendment No. 1 includes the Company’s financial statements as of the most recent available date.

General Description of Business of Allied Nevada, page 8

Plan of Operations, page 8

Comment (3):

Given the filing of the Form 10 prior to the end of your second fiscal quarter, as specified by Item 101(a)(2) of Regulation S-K, please revise your disclosure regarding operations so that you reference your plans for the next twelve months.

Response (3):

The Company has revised the disclosure in Amendment No. 1 in response to the above Comment. Please see pages 9 and 11.

Risk Factors, page 11

Comment (4):

Please provide a risk factor that discusses the influence of controlling shareholders on the company and potential conflicts of interest that may arise between shareholders and controlling shareholders following the effective date of the arrangement.

Response (4):

The Company has added this risk factor in response to the above Comment. Please see page 14.

“Future sales of our common stock …,” page 14

Comment (5):

Please tailor the risk factor discussion under this heading so that you discuss or cross-reference the agreement made with the Pescios to register up to 4.2 million shares on their behalf for resale as soon as possible after the effective time of the transaction.

U.S. Securities and Exchange Commission

February 16, 2007

Response (5):

The Company has revised the risk factor discussion in response to the above Comment. Please see page 14.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 16

Comment (6):

We note from your response to prior comment number nine that “incidental income has been generated from the Pescio Nevada Assets as a result of option payments received from the property interests which will continue after the acquisition. The option payments will be treated by Allied Nevada as a recovery of costs on the mineral property interests rather than income.” It appears that the option payments received should be reported as “Income earned during the exploration stage.”

Response (6):

In response to the above Comment, the Company confirms that it will report the option payments received as “Income earned during the exploration stage.”

Certain Relationships and Related Transactions, page 68

Comment (7):

Please revise your disclosure in this section to disclose whether each agreement was negotiated on terms that would have been available from unaffiliated third parties.

Response (7):

The Company has revised this section in response to the above Comment. Please see pages 68-70.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters — Market Information, page 70

Treatment of Vista Shares, page 72

Comment (8):

We refer you to disclosure on page 72 of the registration statement and partially reissue prior comment 24. Although you have expanded the disclosure, you have not provided sufficient support for the assumed fair market values of Vista shares or Allied Nevada shares used in the example. Please supplement your disclosure to reference current prices of Vista shares as of the most reasonable practicable date. Further, expand your discussion to provide support for the assumed $5 fair market value of Allied Nevada shares. In this regard, we note that in your response to prior comment 24, you indicate that the $5 fair market value was determined through third party negotiations. Advise us of the factors the third parties considered in assigning a $5 fair market value to Allied Nevada shares. We may have further comment.

U.S. Securities and Exchange Commission

February 16, 2007

Response (8):

In response to the above Comment, the Company has expanded its discussion to explain and support the assumed $5.00 fair market value of the Allied Nevada Shares. Please see page 72.

During initial discussions between Vista and the Pescios, the parties agreed that the Vista Nevada Assets represented 60% and the Pescio Nevada Assets 40% of the value of the Company. This analysis was conducted with the assistance of Vista’s independent financial advisor, Sprott Securities Inc. (“Sprott”), which provided valuation advice and assistance to the board of directors of Vista in evaluating and negotiating the terms of the Arrangement Agreement. Based on the advice from Sprott, the parties determined that the total value of the mineral assets to be transferred to the Company was $187.5 million. Approximately $112.5 million of this total represents the Vista Nevada Assets and the remaining $75 million represents the Pescio Nevada Assets.

Next, the parties determined that they wished to issue a sufficient number of Allied Nevada Shares so as to ensure that the value of each such share was approximately $5.00. Accordingly, under the Arrangement, Allied Nevada will (subject to some minor adjustments to deal with options of Vista which are being exchanged for options of Allied Nevada as part of the overall transaction):

(a)	issue 22,500,000 Allied Nevada Shares to Vista in return for the Vista Nevada Assets;

(b)	issue 5,000,000 Allied Nevada Shares to Vista in return for $25 million in cash provided by Vista; and

(c)	issue 12,000,000 Allied Nevada Shares and pay $15 million in cash to the Pescios in return for the Pescio Nevada Assets.

As a result of these transactions, Allied Nevada will hold approximately $197.5 million in assets (being the $187.5 million in mineral assets plus a net amount of $10 million in cash) and is estimated to have 39,500,000 Allied Nevada Shares outstanding on a fully diluted basis resulting in a value per Allied Nevada Share of approximately $5.00.

Finally, it should be noted that, after all of the above-noted terms were finalized, Sprott provided an opinion that the Arrangement was fair, from a financial point of view, to the holders of Vista Shares, thereby providing further support for the arm’s length terms negotiated between Vista and the Pescios.

U.S. Securities and Exchange Commission

February 16, 2007

Registration Rights and Related Matters, page 74

Comment (9):

Please advise us of the relationship, if any, to the company or the Pescios of Robert Lipsett and Greg Hryhorchuk. We may have further comment.

Response (9):

The Company supplementally informs the Staff that Greg Hryhorchuk and Robert Lipsett were, and are, shareholders, directors and officers in Staccato Gold Resources Ltd. (“Staccato”) which in 2003 acquired interests in three exploration stage mining properties originally partially staked by, whose underlying part owner was, and which generate royalties partially payable to Carl Pescio. (Other than as described in the foregoing, the Pescios had no interest or involvement in Staccato.) As a result of this relationship Mr. Pescio became acquainted with Mr. Hryhorchuk and Mr. Lipsett and they agreed to assist him in identifying opportunities to realize the value of his mining interests that could include the sale to a mining company with complementary assets. The Pescios agreed to share 20% of the proceeds from any such resulting transaction with Mr. Hryhorchuk and Mr. Lipsett. The foregoing includes all material relationships between Mr. Hryhorchuk and Mr. Lipsett on the one hand and the Pescios on the other hand.

Other than as described above and as disclosed in the Company’s Registration Statement on Form 10 (including to the possible appointment of Mr. Lipsett as a director of Allied Nevada), Mr. Hryhorchuk and Mr. Lipsett have no relationship with Allied Nevada or Vista.

2. Summary of Significant Accounting Policies, page F-11

(c) Revenue recognition, page F-12

Comment (10):

We have considered your response to prior comment number 34 where you indicate that, “as an exploration stage enterprise, the incidental income is not considered revenue” because “the very small quantities of gold produced from the heap leach pads following the years of production are not considered to be part of the ongoing major or central operations of the business and so the incidental amounts received during this period are not considered to be revenue.” We further note that, based on your determination that gold sales from the Hycroft mine represent incidental income and not revenue, you have reported the gold sales proceeds net against costs. It appears that you should characterize such proceeds as “Income earned during the exploration stage.”

U.S. Securities and Exchange Commission

February 16, 2007

Response (10):

The Company has revised its financial statements and notes, and related disclosure in Amendment No. 1 in response to the above Comment. Please see pages 18, F-7, F-10, F-12, F-21 and F-23.

5. Mineral Properties, page F-15

Comment (11):

We note from your response to prior comment number 39 that the December 31, 2005 mineral property balance included the reversal of a write-down in fiscal year 2005 that was “due to a computational error in reconciling the financial statements from Canadian GAAP to U.S. GAAP.” Given that the financial statements you filed in this amendment differ from those previously filed with the Commission, please explain why you have not included the applicable disclosures required by FAS 154 and the associated audit opinion reference to the correction of an error.

Response (11):

The Company supplementally advises the Staff that, with respect to the adjustment made to the mineral property balance compared to that filed previously with the Commission, the Company considered the requirements of APB 20, Accounting Changes, as FAS 154 is only applicable for periods beginning after December 15, 2005. (For purposes of this Response (11) the “Company” refers to Vista Gold Corp. – Nevada Exploration properties, consistent with the financial statements presented in the Registration Statement on Form 10.)

APB 20 requires disclosure of “the nature of an error in previously issued financial statements and the effect of its correction on income before extraordinary items, net income, and the related per share amounts should be disclosed in the period in which the error was discovered and corrected.” APB 20 also notes that “materiality should be considered in relation to both the effects of each change separately and the combined effect of all changes. If a change or correction has a material effect on income before extraordinary items or on net income of the current period before the effect of the change, the treatments and disclosures described in this Opinion should be followed. Furthermore, if a change or correction has a material effect on the trend of earnings, the same treatments and disclosures are required. A change which does not have a material effect in the period of change but is reasonably certain to have a material effect in later periods should be disclosed whenever the financial statements of the period of change are presented.”

The computational error in question had no impact on the income before extraordinary items, net loss and the related per share amounts reported for the year ended December 31, 2005. The resulting adjustment to the mineral property balance represented 0.84% of the balance and 0.45% of total assets. This adjustment is considered trivial and accordingly the disclosure requirements of APB 20 were not deemed to be required.

U.S. Securities and Exchange Commission

February 16, 2007

Asset Retirement Obligation and Closure Costs, page F-19

Comment (12):

We have considered the expanded disclosure you included in response to prior comment number 41 and note that the insurance policy you obtained, totaling $1.7 million, which is included in your ARO balance “will cover any overruns on the actual reclamation expenses that are incurred.” Please tell us whether the amount you reported as your asset retirement obligation (“ARO”) for the Hycroft mine represents your reasonable estimate of fair value determined in accordance with the guidance of FAS 143 or otherwise advise. In this regard, we note paragraph B51 of FAS 143 indicates that “Obtaining insurance for asset retirement obligations is currently as rare as prepayment of those obligations. Because of the limited instances, if any, in which prepayment of asset retirement obligations is made or insurance is acquired, the Board decided to address neither topic. However, the Board noted that even if insurance was obtained, the liability would continue to exist.” Since you have obtained insurance to cover any cost overruns on your actual reclamation expenses, it is not clear whether you have reported the total estimated fair value of your liability with respect to your ARO on the Hycroft mine. We note your statement on page 10 that the new bond put in place by Vista on April 16, 2004 “is expected to cover anticipated reclamation costs for the existing disturbance at the Hycroft mine.”

Response (12):

The Company confirms that the amount reported as the asset retirement obligation for the Hycroft mine represents its estimate of fair value in accordance with FAS 143. (For purposes of this Response (12) the “Company” refers to Vista Gold Corp. – Nevada Exploration properties, consistent with the notes to the financial statements presented in the Registration Statement on Form 10.) The disclosure in Note 7 to the financial statements states that, “In estimating the fair value of the liability of the asset retirement obligation the Company used an expected present value technique which estimated cash flows that reflect, to the extent possible, a marketplace assessment of the cost and timing of performing the required retirement activities. The measurement objective is to determine the amount that a third party would demand to assume the obligation. On an annual basis the Company looks at indicators which could materially change the fair value of its asset retirement obligation.”

The insurance policy is in place to cover any overruns on the actual reclamation expense and details of this policy have been provided in Note 7. The fact that this policy has been taken out has not reduced the liability recorded for reclamation costs.

U.S. Securities and Exchange Commission

February 16, 2007

This letter responds to all comments contained in Mr. Schwall’s letter of February 2, 2007. The Company is concurrently submitting a separate letter to the Commission that includes the acknowledgements requested by the Staff in connection with the Company’s responses to the comments in the February 2 letter. If you have any questions, please do not hesitate to call the undersigned at (617) 345-3310.

Very truly yours,

/s/ Susan K. Shapiro
Susan K. Shapiro

cc:	Ms. Mellissa Campbell Duru
Ms. Jill Davis
Ms. Jennifer Goeken

[LETTERHEAD OF ALLIED NEVADA GOLD CORP.]

February 16, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Allied Nevada Gold Corp.
Registration Statement on Form 10
Filed January 12, 2007
File No. 001-33119

Ladies and Gentlemen:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in a letter dated February 2, 2007, regarding the above-captioned Registration Statement on Form 10 of Allied Nevada Gold Corp. (the “Company”), the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call the undersigned at (720) 981-1185.

Very truly yours,

ALLIED NEVADA GOLD CORP.

By:	/s/ Scott A. Caldwell
Scott A. Caldwell
President and Chief Executive Officer

cc:	Ms. Mellissa Campbell Duru
Ms. Jill Davis
Ms. Jennifer Goeken